EXHIBIT 99.1


                                  RISK FACTORS

     Any person investing or considering investing in the securities of Tintic Gold should consider the following risks before an investment is made in the Company, as well as those described in any other public filing made by Tintic Gold or in any other investor-related document distributed by Tintic Gold.
The risks below are not the only possible risks. Additional risks may also impair the business and operations of Tintic Gold. If any one or more of these risks happen, the business, results of operations or financial condition will be significantly impaired. There may be a concomitant adverse effect on the value of the securities of Tintic Gold and anyone investing or seeking to invest may lose part or all of his or her investment. These risks include but are not limited to, the Company's limited operating history, its limited capital and likely need for additional capital or financing, the relative experience or inexperience of management in the mining industry, the Company's ability or inability to promote and develop its property and services, the cost of further development and exploration of its mining properties, regulation of the mining industry, environmental concerns and compliance costs with respect to mining, the costs of which cannot be determined or assessed at any one time, the Company's dependence upon outside mining experts, its dependence on the price of gold and silver, its ability or inability to locate and consummate business opportunities that would appear to be in the best interests of the shareholders, its ability to implement strategies necessary to develop its business in emerging markets, competition from other or similar companies and businesses, and, general economic conditions.

     Though it owns patented mining claims with known deposits of gold, silver, lead and zinc and though it has as much as $44,000 in cash on hand, Tintic Gold is in the development stage and has no history of operations on which investment decisions about it can be based.

       Tintic Gold is in the development stage. Although formed in 1933, it has not engaged in any substantive operations to date, most of its activities having been related to formation, initial capitalization and the acquisition of its own mining properties.

     Businesses that are starting up or in their initial stages of development present substantial business and financial risks and suffer significant losses from which they may not recover. Tintic Gold will face all of the challenges of a new business enterprise, including but not limited to, engaging the services of qualified support personnel and consultants, establishing budgets, implementing appropriate financial controls and internal operating policies and procedures. Because the Company is in the development stage, there is little history on which to judge the financial condition or potential success of Tintic Gold.

     Tintic Gold has limited capital and will need additional financing to implement its business plan.

     Tintic Gold currently has limited operating capital. It will likely require substantial amounts of additional capital to continue its business and to develop its business as intended.

     Tintic has never paid any dividends and does not intend to do so in the future unless circumstances warrant such. Any such circumstances do not currently exist.

     Tintic Gold has neither paid or declared any dividends, nor, by reason of its present financial status and its contemplated financial requirements, does it anticipate paying any dividends in the foreseeable future. The future payment of dividends on the common stock, if any, rests within the sole discretion of the board of directors. Any determination to pay dividends in the future will depend on, among other things, the earnings, capital requirements and financial condition of Tintic Gold.

     Tintic Gold has no operating history as a mining company; therefore it is dependant on others for the implementation of its business plan in the early stages.

      Tintic Gold has no operating history as a mining, prospecting or assaying company. Tintic Gold also will rely on other consultants and independent contractors in its development stages to implement its business plan. These stages will include staking, evaluation, permitting or licensing and assessment activities. No assurance can be given that current and future employed persons will have the experience and skills to successfully execute the Company's proposed business plan.

     The business of mining has many significant and inherent risks of operations, which may prevent ultimate success.

     The business of mineral exploration, development and production involves significant risks. It depends on, among other things, successful location of minable reserves and skillful management. Mineral deposits and ore grades may vary substantially, rendering what was initially believed a profitable deposit of little or no value. Profitable mining of ore bodies can be affected by unforeseen changes in operating circumstances, ore reserves and technical issues. Substantial investment is often required before viable deposits are located and brought into production. Mining is subject to a number of hazards including rock falls, subsidence, cave-ins, flooding and other weather conditions. Insurance for some or all of these hazards may be too expensive or not available. Production can also be affected by unanticipated changes in permitting requirements, environmental factors, changes in law, work interruptions, operating circumstances beyond anyone's control, unexpected changes in the quality or quantity of reserves, unstable or unexpected ground conditions and technical issues. Therefore, Tintic Gold may have to bear unforeseen and extraordinary expenses. No assurance can be given that Tintic Gold will have the financial resources or insurance in the event that these or other hazards or calamities befall it.

     Tintic Gold may rely on dated geological reports that it believes are public information to locate and possibly develop other potential mining properties which may be inaccurate or which may be used, simultaneously, by competitors.

      Tintic Gold may rely on publicly available geological reports and databases to locate potential mining stakes or leases. If these reports and databases prove to be protected by trade secret laws and the like, it may incur liability. Because the reports are typically several decades old, there is no sure method of verifying the care and manner used to prepare them without further verification by Tintic Gold and its agents. Verification is expected to be costly. Decisions made without adequate checking could result in significant unrecoverable expenses. No assurance can be given that other persons are not using the same or similar reports and databases resulting in others identifying and staking claims prior to Tintic Gold taking similar action.

     Tintic Gold will rely on others to perform extractive services, with all the inherent and attendant risks of employing others for important functions.

       The business plan anticipates that Tintic Gold will identify, stake, evaluate and permit potential mining sites and the extractive, milling and production will be contracted to others in one or all of these fields. Tintic Gold will rely on consultants and independent contractors to be available and to work in the appropriate manner to realize the value of the natural resources. No assurance can be given that Tintic Gold will be able to locate contractors with which it will work, within acceptable fee arrangements, and that these entities will extract the full value of the resources. Tintic Gold may also be at risk for any violations of law and permits of the persons it uses to conduct the extractive, milling and production tasks.

     Tintic Gold will depend on its current officers to carry it through the development stages, and their loss would have a severe impact on its future.

     Regulatory compliance is complex and the failure to meet and satisfy all the various requirements could result in fines, civil or criminal penalties or other limitations on the proposed business of Tintic Gold.

      Tintic Gold will be subject to regulation by numerous federal and state governmental authorities, but most importantly, by the federal Environmental Protection Agency, the federal Bureau of Land Management, and a host of comparable or corollary state agencies. The failure or delay in obtaining regulatory approvals or licenses will adversely affect Tintic Gold's ability to extract and to market ores and processed products. These failures also will affect the ability of Tintic Gold to generate mining revenues. Although Tintic Gold does not anticipate problems meeting or adhering to the regulations involved in its business, Tintic Gold cannot at this time foresee the possibility of new regulations that could adversely affect its business.

      The current officers and directors do not own or control a majority of the outstanding common stock; therefore they cannot independently determine the direction of Tintic Gold.

     The large majority of the outstanding shares of common stock may be traded without registration; hence there may be market overhang resulting in an illiquid market.

      Most of the shares of common stock have been issued for periods far longer than two years and other shares of common stock have been issued under exemptions that afford them the status of free trading shares. Most of these shares were purchased for very small per share amounts. As a result, most of the shares may be sold by the holders in the public market, if and when any such market develops. The amount of shares that can be sold may have an impact on the market by causing it to be illiquid for fear of market makers having to buy large amounts of these securities from long time holders and related parties.

     At such time as Tintic Gold is successful in implementing its business plan or otherwise finds a merger or other acquisition candidate, it is almost certain that additional shares will be issued and the current shareholders will be substantially diluted. It is also possible that a reverse split of the Company's shares will be effectuated in the future. Furthermore, if the Company is sold or acquired by a larger or more well established enterprise, one that is not involved in the mining industry and that has little interest in mining properties, the Company would like to somehow hold back its mining properties. Yet there is no guarantee or other assurance that the Company will in fact be able to retain or hold back its mining properties in such event, properties that it believes are valuable. Put another way, there is no guarantee or other assurance that the Company can in fact form a subsidiary, assign its mining claims into it and then distribute the shares of the subsidiary to the existing shareholders as a stock dividend in registered spin-off fashion. While this is what the Company would like to do in the event that circumstances so dictate, no assurance can be given that this will happen or that the type of registration statement necessary to be made in order to allow this to happen will in fact occur, particularly when the cost of doing such is currently unknown and cannot be predicted at this time.